EXHIBIT 12.1

Mead Johnson Nutrition Company
Computation of Ratio of Earnings to Fixed Charges
(Dollars in Millions)

	Quarter Ended March 31,	Year Ended December 31,

	2014	2013	2012	2011	2010	2009
Earnings before income taxes	278.8	924.3	770.3	646.0	653.3	569.2
Fixed Charges	14.7	72.8	79.0	67.5	60.6	101.3
Subtotal	293.5	997.1	849.3	713.5	713.9	670.5
Less: Capitalized Interest	(1.0)	(5.7)	(0.6)	(0.2)	(2.6)	(0.9)
Total Earnings	292.5	991.4	848.7	713.3	711.3	669.6

Fixed Charges:
Interest Expense	12.4	64.9	71.5	60.4	55.8	96.8
Estimated interest with rental expense	2.3	7.9	7.5	7.1	4.8	4.5
Total Fixed Charges	14.7	72.8	79.0	67.5	60.6	101.3

Ratio of Earnings to Fixed Charges	19.9	13.6	10.7	10.6	11.7	6.6

Estimated interest with rental expense
Rental Expense	11.3	39.7	37.4	35.5	24.1	23.0
% allocation to interest	20%	20%	20%	20%	20%	20%
	2.3	7.9	7.5	7.1	4.8	4.5